UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Cannabis Science, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

137648101

(CUSIP Number)

Dr. Robert Melamede

c/o

Cannabis Science, Inc.

6946 N. Academy Blvd., Suite B #254

Colorado Springs, CO 80918

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 9, 2009; amended as of January 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 137648101

(1)           Name of Reporting Persons

                 I.R.S. Identification No. of above persons (entities only)

Robert Melamede

(2)           Check the Appropriate Box if a Member of a Group

                (See Instructions)

                (a) [ ]

                (b) [ ]

(3)           SEC Use Only

(4)           Source of Funds (See Instructions) OO

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)           Citizenship or Place of OrganizationUnited States Citizen

(7)        Sole Voting Power: 334,340,000 shares at 9-9-09, 550,340,333 shares at 1-1-13*

Number of

Shares                      (8)          Shared Voting Power:

Beneficially

Owned by

Each                        (9)          Sole Dispositive Power: At 9-9-09, 333,333 shares of Series A Preferred Stock and 1,007,000 shares of common stock; at 1-1-13, 500,000 shares of Series A Preferred Stock and 50,340,333 shares of common stock

Reporting

Person

With                         (10)       Shared Dispositive Power:

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person:At 9-9-09, 333,333 shares of Series A Preferred Stock and 1,007,000 shares of common stock; at 1-1-13, 500,000 shares of Series A Preferred Stock and 50,340,333 shares of common stock

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [  ]

(13)         Percent of Class Represented by Amount in Row (11)  At 9-9-09, 3.9% of the common stock, 33.3% of the Series A Preferred Stock, 93.1% of the voting power in the Company.**At January 1, 2013, 7.4% of the common stock, 50% of Series A Preferred Stock, 46.5% of the voting power in the Company***

(14)         Type of Reporting Person (See Instructions): IN

*Includes 333,333 shares of Series A Preferred Stock at 9-9-09, and 500,000 shares of Series A Preferred Stock at 1-1-13. Each share of Series A Preferred Stock entitles the holder thereof to one thousand votes per share on all matters to be voted on by the holders of the Company's common stock and is not convertible into shares of the Company's common stock.

**Based upon 25,747,279 shares of common stock reported outstanding by the Company on November 16, 2009 in its Form 10-Q for the quarter ended September 30, 2009 and including Dr. Melamede’s 333,333 shares of Series A Preferred on an “as voted” basis.
***Based on 684,390,573 shares of common stock reported outstanding by the Company on March 31, 2013 in its Form 10-Q for the quarter ended  March 31, 2013 and including Dr. Melamede’s 500,000 shares of Series A Preferred on an “as voted” basis.

CUSIP NO.: 137648101

ITEM 1.  Security and Issuer

Common stock, $.001 par value

Cannabis Science, Inc.

6946 N. Academy Blvd., Suite B #254

Colorado Springs, CO 80918

ITEM 2.  Identity and Background

(a)-(c) Dr. Robert Melamede

c/o

Cannabis Science, Inc.

6946 N. Academy Blvd., Suite B #254

Colorado Springs, CO 80918

Dr. Melamede is the President, interim CFO and a director of Cannabis Science, Inc.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a U.S. Citizen.

ITEM 3.Source and Amount of Funds or Other Consideration

Dr. Melamede acquired 333,333 shares of Series A Preferred stock from the company for services rendered on or about September 9, 2009. Each share of Series A Preferred Stock entitles the holder thereof to one thousand votes per share on all matters to be voted on by the holders of the Company's common stock and is not convertible into any shares of the Company's common stock. At the time, Dr. Melamede also owned 1,007,000 shares of the Company’s common stock. At September 9, 2009, Dr. Melamede owned approximately 3.9% of the Company’s common stock, 33.3% of the Series A Preferred Stock and 93.1% of the voting power in the Company (based upon 25,747,279 shares of common stock reported outstanding by the Company on November 16, 2009 and including Dr. Melamede’s 333,333 shares of Series A Preferred on an “as voted” basis).

Dr. Melamede acquired 7,500,000 shares on May 14, 2010 in exchange for services rendered to the Company.  The shares were valued at $0.14 per share. At May 14, 2010, Dr. Melamede owned approximately 13.0% of the common stock (8,507,000 shares of the Company’s common stock), 33.3% of the Series A Preferred Stock, and 85.7% of the voting power in the Company (based upon 65,570,574 shares of common stock reported outstanding by the Company on May 20, 2010 on its Form 10-Q for the quarter ended March 31, 2010 and including Dr. Melamede’s 333,333 shares of Series A Preferred on an “as voted” basis).

Dr. Melamede also acquired 41,833,333 shares of the Company’s common stock on April 24, 2012 for services rendered. The shares were valued at $.04 per share.  At April 24, 2012, Dr. Melamede owned approximately 8.4% of the common stock (50,340,333 shares of common stock), 33.3% of the Series A Preferred Stock, and 41.0% of the voting power in the Company (based upon 602,170,573 shares of common stock reported outstanding by the Company on May 21, 2012 in its Form 10-Q for the quarter ended March 31, 2012 and including Dr. Melamede’s 333,333 shares of Series A Preferred on an “as voted” basis).

On January 1, 2013, Dr. Melamede acquired 166,667 shares of Series A Preferred in satisfaction of compensation for services at a value of $1.50 per share.  At January 1, 2013, Dr. Melamede owned approximately 7.4% of the common stock (50,340,333 shares of common stock), 50% of Series A Preferred Stock (500,000 shares of Series A Preferred), and 46.5% of the voting power in the Company (based on 684,390,573 shares of common stock reported outstanding by the Company on March 31, 2013 and including Dr. Melamede’s 500,000 shares of Series A Preferred on an “as voted” basis).

ITEM 4. Purpose of Transaction

Please see Item No. 3.

ITEM 5.  Interest in Securities of the Issuer

(a) Dr. Melamede beneficially owns 50,340,333 shares of common stock and 500,000 shares of Series A Preferred Stock. Each share of Series A Preferred Stock entitles the holder thereof to one thousand votes per share on all matters to be voted on by the holders of the Company's common stock and is not convertible into any shares of the Company's common stock. At January 1, 2013, Dr. Melamede owned 7.4% of the common stock, 50% of Series A Preferred Stock and 46.5% of the voting power in the Company based on 684,390,573 shares of common stock reported outstanding by the Company on March 31, 2013 and including Dr. Melamede’s 500,000 shares of Series A Preferred on an “as voted” basis for the purpose of calculating the voting power.

(b) Dr. Melamede has the sole power to vote 550,340,333 shares (which includes Dr. Melamede’s 500,000 shares of Series A Preferred which votes with the common stock of the company at a rate of 1,000 votes per share) and the sole power to dispose of 500,000 shares of Series A Preferred Stock and 50,340,333 shares of common stock.

(c) None.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  11-18-13

/s/ Robert Melamede
Name/Title: Robert Melamede

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)